F. Mitchell Walker, Jr. PHONE: (615) 742-6275 FAX: (615) 742-2775 E-MAIL: MWALKER@BASSBERRY.COM	150 Third Avenue South, Suite 2800 Nashville, TN 37201 (615) 742-6200

November 17, 2017

Via EDGAR and Federal Express

Justin Dobbie

Legal Branch Chief

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3628

Re:	J. Alexander’s Holdings, Inc. Preliminary Proxy Statement on Schedule 14A Filed October, 11, 2017 File No. 001-37473

Dear Mr. Dobbie:

On behalf of J. Alexander’s Holdings, Inc. (the “Company”), set forth below are the Company’s responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in your letter dated November 7, 2017, with respect to the Company’s Preliminary Proxy Statement on Schedule 14A, as submitted under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) to the Commission on October 11, 2017 (the “Preliminary Proxy Statement”). Each of the Staff’s comments is set forth below in bold, followed by the corresponding response. For ease of reference, the headings and numbered paragraphs below correspond to the headings and numbered comments in your letter. Capitalized terms used but not defined herein have the respective meanings ascribed to them in the Preliminary Proxy Statement.

The Company is concurrently providing to the Commission a revised version of the Preliminary Proxy Statement, as filed on EDGAR on the date hereof (the “Revised Preliminary Proxy Statement”). We have enclosed with the copy of this letter that is being transmitted via overnight courier two copies of the Revised Preliminary Proxy Statement in paper format, marked to show changes from the Preliminary Proxy Statement.

General

Comment 1. Please provide us with copies of the “board books” and any other materials prepared by your financial advisor. Such materials should include all presentations made by the financial advisors.

Response 1. The Company advises the Staff that a copy of the written presentation materials to the Company’s board of directors prepared by Stephens, Inc. (“Stephens”) in connection with the delivery of Stephens’ fairness opinion is being provided to the Staff under separate cover on a confidential and supplemental basis pursuant to Rule 12b-4 under the Securities Exchange Act of 1934, as amended. The Company and Stephens hereby request that, in accordance with such Rule, these materials be returned promptly following completion of the Staff’s review thereof and the Company and Stephens also request confidential treatment of these materials pursuant to the provisions of 17 C.F.R. 200.83.

Justin Dobbie

Securities and Exchange Commission

November 17, 2017

Questions and Answers about the Transactions and the Special Meeting, page 1

Comment 2. Please add a question and answer that addresses the material negative factors that the board considered in connection with the merger.

Response 2. In response to the Staff’s comment, the Company has added a question and answer regarding material negative factors that the board considered in connection with the merger on page 3 of the Revised Preliminary Proxy Statement.

Summary of Material Terms of the Transactions

Management Consulting Agreement with BKAS, page 16

Comment 3. We note your disclosure that under the Black Knight Termination Agreement the currently outstanding 1,500,024 profit interest units held by Black Knight will vest in full. Please quantify the value of the vested profit interest units. In addition, please disclose whether the profit interest units would have vested if you terminated the consulting agreement with Black Knight absent the merger transaction.

Response 3. In response to the Staff’s comment, the Company has revised its disclosure on pages 16 and 17 of the Revised Preliminary Proxy Statement to provide additional disclosure regarding the Black Knight profit interest units and made conforming revisions on pages 101 and 102.

The Transactions

The Company’s Board of Director’s Reasons for Approving the Transaction

Background of the Transactions, page 50

Comment 4. Please disclose whether or not the board considered any other potential merger candidates or any alternative strategic transactions in connection with the consideration of the merger that began in February 2017. We note your references to “other alternatives potentially available” in different sections of the filing.

Response 4. In response to the Staff’s comment, the Company has revised its disclosure on pages 52 and 53 of the Revised Preliminary Proxy Statement to provide additional disclosure on this point. Please note that the references to “other alternatives potentially available” relates to the subject matter of the Stephens opinion.

Comment 5. Please refer to the last paragraph on page 52 and the second to last paragraph on page 54 and explain more fully how the board of directors determined to pay consideration based on the $11.00 per share value for the company’s stock. Please discuss, for example, why the $11.00 per share value of the company’s stock was based on the closing price on the April 28, 2017 meeting date. We also note that the $11.00 per share price does not appear to have fluctuated during the negotiation period, while the company’s stock closed at prices above and below $11.00 per share during the negotiation period, including as high as $12.25 per share. Please clarify whether the parties considered values other than the original $11.00 per share and how the board concluded on August 3 that the $11.00 per share was a fair price at which to issue stock representing a majority stake in the company.

Justin Dobbie

Securities and Exchange Commission

November 17, 2017

Response. 5. In response to the Staff’s comment, the Company has revised its disclosure on pages 53, 54 and 55 of the Revised Preliminary Proxy Statement to provide additional disclosure regarding the valuation of the shares to be given as consideration in the transactions.

Comment 6. We note the disclosure on page 54 that Mr. Stout explained to the board that 99 Restaurants may not appear to be a natural fit for the company’s existing concepts. Please tell us whether the board considered this to be an uncertainty or risk associated with the transaction akin to those referenced in the disclosure on page 58.

Response 6. In response to the Staff’s comment, the Company has revised its disclosures on page 55 to explain its view of 99 Restaurants as a complementary acquisition target in more detail. The Company confirms that the Board did not identify “fit” issues as a material risk given the unique attributes of 99 Restaurants, including its philosophical compatibility with the Company in regards to its approach to guests, operations and quality.

Financial Analyses, page 65

Comment 7. Please revise to expand your disclosure in this section. Revise the Selected Public Companies Analysis and Selected Comparable Transaction Analysis sections to disclose underlying data of the selected companies and transactions and explain more clearly why the analysis supports a conclusion that this transaction is fair to the company’s shareholders.

Response 7. In response to the Staff’s comment, the Company has revised its disclosure on pages 67–70 of the Revised Preliminary Proxy Statement to provide additional disclosure regarding the underlying data of the selected companies and transactions and additional explanation.

Selected Public Companies Analysis, page 66

Comment 8. Some of the restaurants listed in this section are up-scale and do not appear to be comparable to 99 Restaurants. Please disclose whether restaurants that are more comparable to 99 Restaurants were given more weight in the selected public companies analysis.

Response 8. In response to the Staff’s comment, the Company has revised its disclosure on page 67, 68 and 69 of the Revised Preliminary Proxy Statement to clarify that no company used for comparison is identical to the Company or 99 Restaurants, and no company was weighted more heavily in Stephens’ analysis than another.

Justin Dobbie

Securities and Exchange Commission

November 17, 2017

Proposal 3: Reclassification Charter Amendment

General, page 140

Comment 9. It appears that you are seeking shareholder approval to increase the number of authorized shares of capital stock to a number significantly higher than the number of shares required to complete the merger transaction. Please revise to clarify all of the purposes and effects of the proposal and its potential dilutive effect on the current shareholders.

Response 9. In response to the Staff’s comment, the Company has revised its disclosure on page 142 of the Revised Preliminary Proxy Statement to provide additional disclosure regarding the authorization of shares in excess of the shares required to complete the Transactions. The Company also added disclosure to the risk factor section on page 37 of the Revised Preliminary Proxy Statement.

Proposal 4: Control Share Acquisition Act Charter Amendment

General, page 141

Comment 10. Please revise to further clarify the purpose and effect of this proposal. In doing so, please describe the effect that amending your charter to no longer be subject to the Tennessee Control Share Acquisition Act will have on the shares to be issued to Fidelity National Financial Ventures, LLC and Fidelity Newport Holdings, LLC.

Response 10. In response to the Staff’s comment, the Company has revised its disclosure on page 144 of the Revised Preliminary Proxy Statement to provide additional disclosure regarding the Tennessee Control Share Acquisition Act and its impact on the shares to be issued to Fidelity National Financial Ventures, LLC and Fidelity Newport Holdings, LLC as a result of the Transactions, as well as shares they may obtain in the future.

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Should you have any questions or comments regarding this letter, please contact the undersigned at (615) 742-6275.

Very truly yours,

/s/ F. Mitchell Walker, Jr.

F. Mitchell Walker, Jr.

cc:	Mark A. Parkey (J. Alexander’s Holdings, Inc.) Lori B. Morgan (Bass, Berry & Sims PLC)